UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Under the Securities Exchange Act of 1934

EQT GP HOLDINGS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

26885J 103

(CUSIP Number)

Philip P. Conti

625 Liberty Avenue, Suite 1700

 Pittsburgh, Pennsylvania 15222

Telephone: (412) 553-5700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 15, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Gathering Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 90.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Production Company

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 90.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Investments Holdings, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 90.1%

14	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP No. 26885J 103

1	Names of Reporting Persons I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EQT Corporation

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO (See Item 3)

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	7	Sole Voting Power 239,715,000 Common Units

	8	Shared Voting Power 0

	9	Sole Dispositive Power 239,715,000 Common Units

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 239,715,000 Common Units

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 90.1%

14	Type of Reporting Person (See Instructions) CO (Corporation)

Item 1.                                                         Security and Issuer.

The class of equity securities to which this statement (Schedule 13D) relates is the common units (Common Units) representing limited partner interests of EQT GP Holdings, LP, a Delaware limited partnership (the Issuer). The principal executive offices of the Issuer are located at 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.

Item 2.                                                         Identity and Background.

(a)                                 This Schedule 13D is jointly filed pursuant to a Joint Filing Agreement attached hereto as Exhibit A by (i) EQT Gathering Holdings, LLC, a Delaware limited liability company (Gathering Holdings), (ii) EQT Production Company, a Pennsylvania corporation (EPC), (iii) EQT Investments Holdings, LLC, a Delaware limited liability company (Investments Holdings), and (iv) EQT Corporation, a Pennsylvania corporation (EQT and, together with Gathering Holdings, EPC and Investments Holdings, the Reporting Persons).

Gathering Holdings is a limited partner of the Issuer holding 90.0% of the outstanding Common Units, and is the sole stockholder of EQT GP Corporation, a Delaware corporation and limited partner of the Issuer holding 0.1% of the outstanding Common Units (GP Corporation).  Gathering Holdings is also the sole member of EQT GP Services, LLC, a Delaware limited liability company and the general partner of the Issuer (the General Partner). EPC is the sole member of Gathering Holdings. Investments Holdings is the sole stockholder of EPC. EQT is a publicly traded company and the sole member of Investments Holdings. The Reporting Persons are hereby filing a joint Schedule 13D.

(b)                                 The business address of Gathering Holdings, EPC and EQT is 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania, 15222.

The business address of Investments Holdings is 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

(c)                                  The principal business of Gathering Holdings is to own a limited partner interest in the Issuer, all of the membership interests in the General Partner, and interests in other subsidiaries of EQT which are engaged in natural gas midstream activities.  The principal business of EPC is to engage in natural gas production activities. EPC also owns a number of EQT subsidiaries, including Gathering Holdings. The principal business of Investments Holdings is to serve as an intercompany holding company for subsidiaries of EQT. EQT conducts its business through two business segments: EQT Production and EQT Midstream. EQT Production is one of the largest natural gas producers in the Appalachian Basin with 10.7 Tcfe of proved natural gas, natural gas liquids and crude oil reserves across approximately 3.4 million gross acres as of December 31, 2014. EQT Midstream provides gathering, transmission and storage services for EQT’s produced gas, as well as for independent third parties across the Appalachian Basin.

Gathering Holdings and Investments Holdings are manager-managed limited liability companies, each with a board of managers.  EPC and EQT are corporations, each with a board of directors.

The name and present principal occupation of each director, manager and, in the case of EPC and EQT, executive officer of the Reporting Persons (Covered Individuals) are set forth in the tables below.

The Covered Individuals, together with the Reporting Persons, are collectively referred to herein as the “Covered Persons.”

The business address of each of the Covered Individuals (except the managers of Investments Holdings) is c/o EQT Corporation, 625 Liberty Avenue, Suite 1700, Pittsburgh, Pennsylvania 15222.  The business address of each of the managers of Investments Holdings is c/o EQT Investments Holdings, LLC, 101 Convention Center Drive, Suite 850, Las Vegas, Nevada 89109.

Name	Position
EQT Corporation
David L. Porges	Chairman, President and Chief Executive Officer
Vicky A. Bailey	Director
Philip G. Behrman	Director
Kenneth M. Burke	Director
A. Bray Cary, Jr.	Director
Margaret K. Dorman	Director
George L. Miles, Jr.	Director
James E. Rohr	Director
David S. Shapira	Director
Stephen A. Thorington	Director
Lee T. Todd, Jr.	Director
Theresa Z. Bone	Vice President, Finance and Chief Accounting Officer
Philip P. Conti	Senior Vice President and Chief Financial Officer
Randall L. Crawford	Senior Vice President and President, Midstream and Commercial
Lewis B. Gardner	General Counsel and Vice President, External Affairs
Charlene Petrelli	Vice President and Chief Human Resources Officer
Steven T. Schlotterbeck	Executive Vice President and President, Exploration and Production

EQT Investments Holdings, LLC
Daniel A. Greenblatt	Member of Board of Managers and President
Joshua C. Miller	Member of Board of Managers and Vice President
Phillip D. Swisher	Member of Board of Managers and Executive Vice President

EQT Production Company
Philip P. Conti	Director
Charlene Petrelli	Director
Steven T. Schlotterbeck	Director and President

EQT Gathering Holdings, LLC
Theresa Z. Bone	Member of Board of Managers
Philip P. Conti	Member of Board of Managers
Randall L. Crawford	Member of Board of Managers and President

(d)—(e) During the past five years, none of the Reporting Persons has and, to the Reporting Persons’ knowledge, none of the Covered Individuals has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   All Covered Individuals are United States citizens.

Item 3.                                                         Source and Amount of Funds or Other Consideration.

On May 15, 2015, in connection with the closing of the Issuer’s initial public offering of the Common Units (the IPO), the following transactions occurred: (i) 100% of the outstanding limited partner interests of the Issuer were recapitalized into an aggregate of 266,165,000 Common Units of which 265,899,000 Common Units were issued to Gathering Holdings and 266,000 Common Units were issued to GP Corporation, in accordance with the First Amended and Restated Agreement of Limited Partnership of the Issuer, dated May 15, 2015 (the Partnership Agreement); and (ii) Gathering Holdings sold 26,450,000 Common Units to the underwriters in the IPO pursuant to the Underwriting Agreement, dated May 11, 2015, among Gathering Holdings, the Issuer, the General Partner and Barclays Capital Inc. and Goldman, Sachs & Co., as representatives of the several underwriters named in Schedule I thereto (the Underwriting Agreement).

The foregoing descriptions of the Partnership Agreement and Underwriting Agreement do not purport to be complete and are qualified in their entirety by reference to the Partnership Agreement, a copy of which was filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Securities and Exchange Commission (the Commission) on May 15, 2015, and the Underwriting Agreement, a copy of which was filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015, which exhibits are herein incorporated by reference in their entirety.

Item 4.                                                         Purpose of Transaction.

The Reporting Persons acquired the Common Units reported herein solely for investment purposes.  The Reporting Persons may acquire additional Common Units from the Issuer or third parties in the open market or in private transactions, in connection with future issuances of its Common Units or otherwise, depending on the Reporting Persons’ business, prospects and financial condition, the market for the Common Units, general economic conditions, stock market conditions and other future developments.

The following describes plans or proposals that the Reporting Persons may have with respect to the matters set forth in Item 4(a)—(j) of Schedule 13D:

(a)                                 The Issuer may grant performance awards, restricted units, phantom units, unit options, unit appreciation rights, distribution equivalent rights and other unit based awards to employees and non-employee directors of the General Partner and any of its affiliates pursuant to the EQT GP Services, LLC 2015 Long-Term Incentive Plan (the 2015 LTIP) adopted by the General Partner. The General Partner may acquire Common Units for issuance pursuant to the 2015 LTIP on the open market, directly from the Issuer, from any other person, or any combination of the foregoing.

(b)                                 None.

(c)                                  None.

(d)                                 EQT, as indirect owner of the General Partner, intends to increase the size of the board of directors of the General Partner to seven members and appoint two additional independent directors to fill such vacancies within one year from the effective date of the Issuer’s Registration Statement on Form S-1 (File No. 333-202053).  The General Partner has sole responsibility for conducting the Issuer’s business and for managing its operations and is ultimately controlled by EQT.  All five of the Issuer’s directors as of the date hereof are affiliated with EQT.  Neither the General Partner nor its board of directors will be elected by the Issuer’s unitholders.  EQT will have the ability to elect all the members of the board of directors of the General Partner through its control of Investments Holdings, EPC and Gathering Holdings, which it controls because each of Investments Holdings, EPC and Gathering Holdings are wholly owned subsidiaries of EQT.

(e)                                  The Reporting Persons, as direct and indirect owners of the General Partner of the Issuer, may cause the Issuer to change its dividend policy or its capitalization, through the issuance of debt or equity securities, from time to time in the future. The Reporting Persons, however, have no current intention of materially changing the present capitalization or dividend policy of the Issuer.

(f)                                   None.

(g)                                  None.

(h)                                 None.

(i)                                     None.

(j)                                    Except as described in this Item 4, the Reporting Persons do not have, as of the date hereof, any other plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (i) of Item 4 of Schedule 13D.  The Reporting Persons may change their plans or proposals in the future.  In determining from time to time whether to sell the Common Units reported as beneficially owned in this Schedule 13D (and in what amounts) or to retain such securities, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters, and other opportunities available to the Reporting Persons.  The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions (which may be with the Issuer or with third parties) or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.                                                         Interest in Securities of the Issuer.

(a)                                 (1)                                 As of May 15, 2015, the number of Common Units issued and outstanding is 266,165,000. Gathering Holdings is the record and beneficial owner of 239,449,000 Common Units, which represent approximately 90.0% of the outstanding Common Units of the Issuer, and, through its sole ownership of GP Corporation, Gathering Holdings beneficially owns an additional 266,000 Common Units, which represent approximately 0.1% of the outstanding Common Units of the Issuer.

(2)                             EPC does not directly own any Common Units of the Issuer; however, as the sole member of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(3)                                 Investments Holdings does not directly own any Common Units of the Issuer; however, as the sole stockholder of EPC and indirect owner of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(4)                                 EQT does not directly own any Common Units of the Issuer; however, as the sole member of Investments Holdings and indirect owner of Gathering Holdings, it may be deemed to beneficially own the 239,715,000 Common Units beneficially owned by Gathering Holdings, which represent approximately 90.1% of the outstanding Common Units of the Issuer.

(5)                                 In addition, as of the date hereof, certain of the Covered Individuals beneficially own the number and percentage of Common Units set forth in the following table:

Name	Common Units Beneficially Owned	Percentage of Class Beneficially Owned
Vicky A. Bailey	3,241	*
Philip G. Behrman	19,741	*
Theresa Z. Bone	19,986	*
Kenneth M. Burke	14,741	*
A. Bray Cary, Jr.	19,841	*
Philip P. Conti	28,503	*
Randall L. Crawford	100,000	*
Margaret K. Dorman	19,841	*
Lewis B. Gardner	28,503	*
Daniel A. Greenblatt	7,538	*

Name	Common Units Beneficially Owned		Percentage of Class Beneficially Owned
George L. Miles, Jr.	10,741		*
Charlene Petrelli	25,085		*
David L. Porges	56,263		*
James E. Rohr	30,940		*
Steven T. Schlotterbeck	37,762		*
David S. Shapira	170,000		*
Phillip D. Swisher	4,769		*
Stephen A. Thorington	33,192	(1)	*
Lee T. Todd, Jr.	3,241		*

*                                         Less than 1% of the class beneficially owned.

(1)                                 Includes 1,710 phantom units granted under the 2015 LTIP, which have the economic equivalent of 1,710 Common Units and represent compensation that is deferred until retirement.

(b)                                 The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference. To the Reporting Persons’ knowledge, each of the Covered Individuals listed in the table in Item 5(a) has sole voting power and dispositive power with respect to all of the Common Units reported for him or her in the table in Item 5(a).

(c)                                  Except as described below, in Item 3 above or elsewhere in this Schedule 13D, none of the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals, has effected any transactions in the Common Units during the past 60 days.

On or about May 12, 2015, James E. Rohr purchased 1,099 Common Units in an open market transaction facilitated by his broker at a weighted average purchase price of $32.50 per Common Unit.

On May 15, 2015, in connection with the IPO, each of the Covered Persons listed in the table in Item 5(a) purchased Common Units through the Issuer’s Directed Unit Program at the price to the public in the IPO of $27.00 per Common Unit.

(d)                                 GP Corporation has the right to receive distributions from, and the proceeds from the sale of, the 266,000 Common Units for which it is the registered holder.  The Reporting Persons also have the right to receive distributions from, and the proceeds from the sale of, the respective Common Units reported by such persons on the cover page of this Schedule 13D and in this Item 5. Except for the foregoing and the cash distributions described in Item 6 below, no other person is known by the Reporting Persons to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by the Reporting Persons or, to the Reporting Persons’ knowledge, the Covered Individuals.

(e)                                  Not applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference herein.

Issuer’s Partnership Agreement

The General Partner, as the sole general partner of the Issuer, Gathering Holdings, as a limited partner of the Issuer, and all other limited partners of the Issuer, are party to the Partnership Agreement.

Cash Distributions

The Partnership Agreement requires that, within 55 days after the end of each quarter, the Issuer distribute all of its available cash after establishment of cash reserves and payment of fees and expenses, including payments to the General Partner and its affiliates (available cash). The Issuer’s ability to pay distributions of available cash is subject to various restrictions and other factors. The Issuer will pay a prorated cash distribution for the first quarter that it is a publicly traded partnership.

The Partnership Agreement requires that the Issuer distribute all of its available cash to its partners in accordance with their respective Percentage Interests (as defined in the Partnership Agreement).

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of units, including Common Units, on the terms determined by the General Partner without unitholder approval.

Limited Voting Rights

The General Partner controls the Issuer and the unitholders have only limited voting rights. Unitholders have no rights to elect the General Partner or its directors. The General Partner may not be removed, except by a vote of the holders of at least 80% of the Issuer’s units, including units owned by the General Partner and its affiliates. The ownership of more than 20% of the Issuer’s outstanding units by the General Partner and its affiliates gives them the practical ability to prevent the General Partner’s involuntary removal.

Limited Call Right

If at any time the General Partner and its affiliates own more than 95% of the outstanding Common Units or more than 80% of any other class of limited partner interests of the Issuer then outstanding, the General Partner has the right, but not the obligation, to purchase all of the remaining limited partner interests of the applicable class, including Common Units, at a price not less than the then-current market price of such limited partner interests as calculated in accordance with the Partnership Agreement.

Registration Rights

Pursuant to the Partnership Agreement, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units or other partnership interests (other than the general partner interest) proposed to be sold by the General Partner or any of its affiliates or their assignees if an exemption from the registration requirements is not otherwise available. These registration rights continue for two years following the withdrawal or removal of the General Partner. The Issuer is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

References to, and descriptions of, the Partnership Agreement of the Issuer as set forth in this Item 6 are qualified in their entirety by reference to the Partnership Agreement.

The General Partner’s Limited Liability Company Agreement

Gathering Holdings, as the sole member of the General Partner, has the right to elect the members of the board of directors of the General Partner pursuant to the terms of the General Partner’s limited liability company agreement.

References to, and descriptions of, the General Partner’s limited liability company agreement as set forth in this Item 6 are qualified in their entirety by reference to the First Amended and Restated Limited Liability Company Agreement of the General Partner filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015, which exhibit is incorporated in its entirety in this Item 6.

Lockup Agreements

Each of David L. Porges, Philip P. Conti, Lewis B. Gardner, Steven T. Schlotterbeck, Stephen A. Thorington, Theresa Z. Bone and Gathering Holdings agreed with the underwriters in the IPO that for a period of 180 days after the date of the Underwriting Agreement, they would not, without the prior written consent of Barclays Capital Inc. and Goldman, Sachs & Co., offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any Common Units or any securities convertible into or exercisable or exchangeable for Common Units, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Units, whether any such transaction described above is to be settled by delivery of Common Units or such other securities, in cash or otherwise.  Additionally, all other Covered Individuals purchasing Common Units in the Issuer’s Directed Unit Program agreed with the underwriters in the IPO that for a period of 180 days after the date of the Underwriting Agreement, they would not sell, transfer or pledge any such Common Units.

To the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.                                                         Material to Be Filed as Exhibits.

EXHIBIT A                              Joint Filing Statement dated May 26, 2015 (filed herewith).

EXHIBIT B                              Power of Attorney dated May 26, 2015 (filed herewith).

EXHIBIT C                              First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D                              First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E                               Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2015

EQT GATHERING HOLDINGS, LLC

	By:	/s/ Randall L. Crawford
	Name:	Randall L. Crawford
	Title:	President

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2015

EQT PRODUCTION COMPANY

	By:	/s/ Steven T. Schlotterbeck
	Name:	Steven T. Schlotterbeck
	Title:	President

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2015

EQT INVESTMENTS HOLDINGS, LLC

	By:	/s/ Joshua C. Miller
	Name:	Joshua C. Miller
	Title:	Vice President

Signature Page to Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2015

EQT CORPORATION

	By:	/s/ Philip P. Conti
	Name:	Philip P. Conti
	Title:	Senior Vice President and Chief Financial Officer

Signature Page to Schedule 13D

EXHIBIT INDEX

EXHIBIT A                              Joint Filing Statement dated May 26, 2015 (filed herewith).

EXHIBIT B                              Power of Attorney dated May 26, 2015 (filed herewith).

EXHIBIT C                              First Amended and Restated Agreement of Limited Partnership of EQT GP Holdings, LP, dated May 15, 2015 (filed as Exhibit 3.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT D                              First Amended and Restated Limited Liability Company Agreement of EQT GP Services, LLC, dated May 15, 2015 (filed as Exhibit 3.2 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT E                               Underwriting Agreement, dated May 11, 2015, by and among EQT GP Holdings, LP, EQT GP Services, LLC, EQT Gathering Holdings, LLC and the Underwriters named therein (filed as Exhibit 1.1 to the Issuer’s current report on Form 8-K filed with the Commission on May 15, 2015 and incorporated herein in its entirety by reference).

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Dated: May 26, 2015

[signature page follows]

EQT GATHERING HOLDINGS, LLC

By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	President

EQT PRODUCTION COMPANY

By:	/s/ Steven T. Schlotterbeck
Name:	Steven T. Schlotterbeck
Title:	President

EQT INVESTMENTS HOLDINGS, LLC

By:	/s/ Joshua C. Miller
Name:	Joshua C. Miller
Title:	Vice President

EQT CORPORATION

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Joint Filing Statement

EXHIBIT B

Power of Attorney

KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned hereby constitutes and appoints Philip P. Conti and Lewis B. Gardner, and each of them, with full power to act without the others, his or her true and lawful attorney-in-fact, with full power of substitution, to execute for and on behalf of the undersigned, all Schedule 13Ds (including any amendments thereto) that the undersigned may be required to file as a result of the undersigned’s ownership or transactions in the securities of EQT GP Holdings, LP (the Partnership) in accordance with Section 13 of the Securities Exchange Act of 1934 and the rules thereunder; do and perform any and all acts for and on behalf of the undersigned which may be necessary or desirable to complete and execute any such Schedule 13D and timely file such form with the United States Securities and Exchange Commission and any stock exchange or similar authority; and take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, the undersigned, it being understood that the documents executed by such attorney-in-fact on behalf of the undersigned pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

The undersigned hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact, or such attorney-in-fact’s substitute or substitutes, shall lawfully do or cause to be done by virtue of this power of attorney and the rights and powers herein granted. The undersigned acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is the Partnership assuming, any of the undersigned’s responsibilities to comply with Section 13 of the Securities Exchange Act of 1934.

This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file Schedules 13D with respect to the undersigned’s holdings of and transactions in securities issued by the Partnership, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

[signature page follows]

IN WITNESS WHEREOF, each of the undersigned has caused this Power of Attorney to be executed as of this 26th day of May, 2015.

EQT GATHERING HOLDINGS, LLC

By:	/s/ Randall L. Crawford
Name:	Randall L. Crawford
Title:	President

EQT PRODUCTION COMPANY

By:	/s/ Steven T. Schlotterbeck
Name:	Steven T. Schlotterbeck
Title:	President

EQT CORPORATION

By:	/s/ Philip P. Conti
Name:	Philip P. Conti
Title:	Senior Vice President and Chief Financial Officer

Signature Page to Power of Attorney